UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

nFüsz, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

65342D 101

(CUSIP Number)

copy to:

nFüsz, Inc.

344 S. Hauser Blvd., Suite 414

Los Angeles, California 90036

Tel: 855.250.2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	65342D 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rory J. Cutaia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
57,433,045 (1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
57,433,045 (1)
	10	SHARED DISPOSITIVE POWER
Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,433,045 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Of this number, 45,064,037 shares of Common Stock are held directly, 3,603,600 shares of Common Stock are held by Cutaia Media Group Holdings, LLC (an entity over which Mr. Cutaia has dispositive and voting authority) and 810,092 shares of Common Stock are held by his spouse (as to which shares, he disclaims beneficial ownership). Also includes 2,800,000 stock options held directly and 600,000 stock options held by Mr. Cutaia’s spouse that are exercisable within 60 days of the date of filing this amended Schedule 13D, but excludes 2,000,000 stock options held by Mr. Cutaia that are not exercisable within 60 days of the date of filing this amended Schedule 13D. The total also includes 4,201,892 warrants granted to Mr. Cutaia as consideration for extending the payment terms of his outstanding notes payable.

(2)	Percentage of Common Stock is based on 182,717,228 shares of Common Stock issued and outstanding as of the date of filing this amended Schedule 13D.

Item 1. Security and Issuer

This Statement relates to shares of Common Stock with $0.001 par value per share of nFüsz, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 344 S. Hauser Blvd., Suite 414, Los Angeles, California 90036.

Item 2. Identity and Background

(a)	Name: Rory J. Cutaia (the “Reporting Person”).

(b)	Residence or business address: 344 S. Hauser Blvd., Suite 414, Los Angeles, California 90036.

(c)	The Reporting Person is the Chairman, President, Chief Executive Officer, Secretary, and Treasurer and a director of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

On April 4, 2016, the Issuer executed a 12% secured convertible note (“Secured Note”) payable to the Reporting Person in the amount of $291,270.77, which represents additional funds that the Reporting Person has advanced to the Issuer during the period from December 2015 to March 31, 2016. The Secured Note bears interest at the rate of 12% per annum, compounded annually. In consideration for the Reporting Person’s agreement to extend the repayment date to August 4, 2017, the Issuer granted the Reporting Person the right to convert up to 30% of the amount of the Secured Note into shares of the Issuer’s Common Stock at $0.07 per share and issued 2,080,505 share purchase warrants, exercisable at $0.07 per share until April 4, 2019.

Effective April 4, 2016, the Issuer issued an unsecured convertible note (the “Unsecured Note”) payable to the Reporting Person in the amount of $121,875.01, which represents the amount of the accrued but unpaid salary owed to the Reporting Person for the period from December 2015 through March 2016. In consideration for the Reporting Person’s agreement to extend the payment date to August 4, 2017, the Issuer granted the Reporting Person the right to convert the amount of the Unsecured Note into shares of the Issuer’s Common Stock at $0.07 per share. The Unsecured Note bears interest at the rate of 12% per annum, compounded annually.

Effective May 12, 2016, the Issuer issued options to purchase up to 1,250,000 shares of the Issuer’s Common Stock at an exercise price equal to $0.095 per share, representing the then-current closing price of the Issuer’s stock on the date of issuance, to the Reporting Person, as additional compensation for services to be provided to the Issuer through 2017 and in consideration for the deferment of agreed-to cash compensation.

On May 4, 2017, the Reporting Person and the Issuer agreed to extend the maturity date of a convertible note previously issued in favor of the Reporting Person. As of May 4, 2017, the aggregate outstanding principal amount of the note was $1,198,883. In consideration for extending the maturity date of the note, the Issuer granted to the Reporting Person a warrant to purchase up to 1,755,192 shares of the Issuer’s Common Stock at an exercise price of $0.355 per share.

On May 4, 2017, the Issuer entered into an extension agreement with the Reporting Person to extend the maturity date of a note previously issued in favor of the Reporting Person from April 1, 2017 to August 1, 2018. All other terms of the note remain unchanged. In connection with the extension, the Issuer granted to the Reporting Person a three-year warrant to purchase up to 1,755,192 shares of the Issuer’s Common Stock at a price of $0.355 per share with a fair value of $517,291.

On August 4, 2017, the Issuer entered into an extension agreement with the Reporting Person to extend the maturity date of a note previously issued in favor of the Reporting Person from August 4, 2017, to December 4, 2018. All other terms of the note remain unchanged. In connection with the extension, the Issuer granted to the Reporting Person a five-year warrant to purchase up to 1,329,157 shares of the Issuer’s Common Stock at a price of $0.15 per share with a fair value of $172,456.

On August 4, 2017, the Reporting Person and the Issuer agreed to extend the maturity date of a convertible note previously issued in favor of the Reporting Person from August 4, 2017 to December 4, 2018. As of August 4, 2017, the aggregate outstanding principal amount of the note was $343,326. In consideration for extending the maturity date of the note, the Issuer granted to the Reporting Person a warrant to purchase up to 1,329,157 shares of the Issuer’s Common Stock at an exercise price of $0.15 per share.

On August 8, 2018, the Reporting Person and the Issuer agreed to extend the maturity date of a convertible note previously issued in favor of the Reporting Person. As of May 8, 2018, the aggregate outstanding principal amount of the note was $1,198,883. In consideration for extending the maturity date of the note, the Issuer granted to the Reporting Person a warrant to purchase up to 2,446,700 shares of the Issuer’s Common Stock at an exercise price of $0.49 per share.

On August 8, 2018, the Issuer entered into an extension agreement with the Reporting Person to extend the maturity date of a convertible note previously issued in favor of the Reporting Person to February 8, 2021. All other terms of the note remain unchanged. In connection with the extension, the Issuer granted to the Reporting Person a three-year warrant to purchase up to 2,446,700 shares of the Issuer’s Common Stock at a price of $.49 per share with a fair value of $1,074,602.

On September 30, 2018, the Reporting Person converted the 30% of the principal balance of a convertible note previously issued in favor of the Reporting Person that was convertible ($102,998) into 1,471,397 shares of the Issuer’s Common Stock at $0.07 per share.

On September 30, 2018, the Reporting Person converted the entire balance of $121,875 of a note previously issued in favor of the Reporting Person and extended by the Reporting Person into 1,741,071 shares of the Issuer’s Common Stock.

On September 30, 2018, the Reporting Person converted the entire unpaid balance of $189,000 of a convertible note previously issued in favor of the Reporting Person into 2,700,000 shares of the Issuer’s Common Stock at $0.07 per share.

On September 30, 2018, the Reporting Person converted the principal balance that was convertible ($374,665) of a convertible note previously issued in favor of the Reporting Person into 5,352,357 shares of the Issuer’s Common Stock at $0.07 per share.

On December 4, 2018, the Issuer entered into an extension agreement with the Reporting Person to extend the maturity date of the remaining balance of a partially convertible note previously issued in favor of the Reporting Person from December 4, 2018 to June 4, 2021. All other terms of the note remain unchanged. In connection with the extension, the Issuer granted to the Reporting Person a three-year warrant to purchase up to 353,424 shares of the Issuer’s Common Stock at a price of $0.34 per share with a fair value of $111,112.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities of the Issuer for investment purposes, but may transfer or sell such securities as necessary and in accordance with applicable securities laws.

As of the date hereof, except as described above, the Reporting Person does not have any current plans or proposals which relate to or would result in:

●	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

●	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

●	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

●	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

●	any material change in the present capitalization or dividend policy of the Issuer;

●	any other material change in the Issuer’s business or corporate structure;

●	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

●	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

●	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

●	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Person is 57,433,045 shares of which 45,064,037 shares of Common Stock are held directly, 3,603,600 shares of Common Stock are held by Cutaia Media Group Holdings, LLC (an entity over which Mr. Cutaia has dispositive and voting authority) and 810,092 shares of Common Stock held by his spouse (as to which shares, he disclaims beneficial ownership). Also includes 2,800,000 stock options held directly and 600,000 stock options held by Mr. Cutaia’s spouse that are exercisable within 60 days of the date of filing this amended Schedule 13D, but excludes 2,000,000 stock options held by Mr. Cutaia that are not exercisable within 60 days of the date of filing this amended Schedule 13D. The total also includes 4,201,892 warrants granted to Mr. Cutaia as consideration for extending the payment terms of his outstanding notes payable.

Rory J. Cutaia exercises investment power over the shares of Common Stock held by Cutaia Media Group Holdings, LLC.

(b)	The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of 57,433,045 shares of Common Stock of the Issuer. See also Items 3 and 5(a).

(c)	The response to Item 3 is responsive to this Item.

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

10.1*	12% Secured Convertible Note issued to Rory J. Cutaia (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed on April 11, 2016).

10.3*	Security Agreement issued to Rory J. Cutaia in Connection with 12% Secured Convertible Note (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed on April 11, 2016).

10.3*	12% Unsecured Convertible Note issued to Rory J. Cutatia (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed on April 11, 2016).

10.4*	Warrant Certificate (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed on April 11, 2016).

●	Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2019	/s/ Rory J. Cutaia
Signature

Rory J. Cutaia

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).